

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

<u>Via U.S. Mail and Facsimile to 203-973-0319</u>

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907

> **Re: CTM Media Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2010**
> **Filed October 29, 2010**
> **Form 10-Q for the Quarterly Period Ended October 31, 2010**
> **Filed December 14, 2010**
> **File No. 000-53718**

Dear Mr. Knoller:

We have reviewed your filings and have the following comments. Except where indicated, please amend your filings to comply with our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

1.   Confirm through added disclosure that there is no established public trading market for the Class C common stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.   Please remove the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 as that does not apply to penny stocks.

Item 9A(T). Controls and Procedures

3.   Please revise to disclose the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures. Currently, page 20 only states the CEO and CFO have evaluated the effectiveness of your disclosure controls and procedures without disclosing their conclusions. Therefore, provide the disclosure required by Item 307 of Regulation S-K under Item. 9A in your amendment.

Exhibit 31.1

4.   Mr. Knoller's certification under Section 302 of the Sarbanes-Oxley Act of 2002 is missing the following language from paragraph 4: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))." Please revise to provide the correct certification.

Exhibit 31.2

5.   Mr. Rozner's certification under Section 302 is also missing the same language quoted above and paragraph 4(b). Revise to provide the correct certification.

Definitive Information Statement filed on November 23, 2010

Executive Compensation, page 12

6.   We note you have paid bonuses to Messrs. Rozner and Knoller in 2010. Further, you also state the Compensation Committee determines bonus compensation based on factors it deems appropriate including performance targets even though 2010 did not have any performance targets. In future filings, please identify the factors and circumstances— whether subjective or objective—that accounted for bonus compensation.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Exhibits 31.1 and 31.2

7.   Messrs. Knoller's and Rozner's certifications under Section 302 are both missing the quoted language. Revise to provide the correct certifications.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-2210 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director